Exhibit 99.1

Ardagh Group Announces Entry into New Senior Secured Facility

Luxembourg, April 15, 2024. Ardagh Group S.A. (together with its subsidiaries, “Ardagh”) announces that its unrestricted subsidiary, Ardagh Investments Holdings Sarl (“AIHS”), has executed definitive documentation for a new senior secured credit facility with certain investment funds and other entities managed by affiliates of Apollo Capital Management, L.P. (collectively, the “Apollo Investors”). The new facility consists of: (i) an initial €790 million senior secured term loan (“Initial Term Loan”); (ii) a $250 million (equivalent) senior secured exchange term loan (the “Exchange Loan”); and additional senior secured term loans in an amount sufficient to fund a debt service reserve account at AIHS (collectively, the “Facilities”). The Facilities are secured on all material assets of AIHS, including a pledge on equity interests of AIHS in Ardagh Metal Packaging S.A. The Facilities will mature in 2029.

AIHS intends to on-lend approximately €755 million of the proceeds of the Initial Term Loan to Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (the “Existing Issuers”) by subscribing to new Senior Secured Notes due 2029 (the “Proceeds Notes”) to be issued by the Existing Issuers, which will be used to redeem in full, the $700 million Senior Secured Notes due 2025 (the “2025 Senior Secured Notes”) issued by the Existing Issuers. AIHS is permitted, at its option, to issue Exchange Loans for Senior Secured Toggle Notes due 2027 (the “PIK Notes”) issued by ARD Finance S.A. (the “PIK Issuer”) or senior unsecured notes issued by the Existing Issuers (the “Senior Unsecured Notes”) that are held or acquired by one or more Apollo Investors. Each Exchange Loan will be issued in a principal amount equal to the purchase price paid by the Apollo Investors for the exchanged PIK Notes and/or the Senior Unsecured Notes, as applicable, plus an agreed premium.

The Facilities and the Proceeds Notes are each on customary terms for third-party indebtedness and preserve the flexibility for Ardagh in the currently outstanding debt of the Existing Issuers, including the ability to make investments and to incur debt, other than restricting Ardagh’s ability to pay dividends and other distributions, which will prevent the PIK Issuer from paying cash interest on the PIK Notes for all interest periods after June 30, 2024.

The Facilities are expected to be drawn down in the second quarter of 2024. Following the redemption of the 2025 Senior Secured Notes, Ardagh will have no bond maturities arising before August 2026.

As disclosed previously, Ardagh continues to evaluate options with its capital structure and, together with its affiliates, may seek to further reduce its debt through discounted open market purchases, tender offers, exchange offers, privately negotiated transactions or otherwise. Such transactions and the terms thereof will depend upon market conditions, liquidity requirements, contractual restrictions and other factors.

Recent Developments

Revenue for Ardagh’s glass packaging business (“Ardagh Glass Packaging”) is expected to be approximately $1.0 billion in the three months ended March 31, 2024, compared with $1.1 billion in the same period last year. Ardagh Glass Packaging’s Adjusted EBITDA is expected to be $115-120 million in the three months ended March 31, 2024,  in line with its expectations, compared with $209 million in the same period last year.

Net leverage for Ardagh’s restricted group under its existing bond documentation (the “ARGID Restricted Group”) as of March 31, 2024 is expected to be approximately 7.5x LTM Adjusted EBITDA, including dividends received from Ardagh Metal Packaging S.A., compared to 6.8x as of December 31, 2023. Liquidity as of March 31, 2024 remained strong at approximately $0.6 billion compared to $0.7 billion as of December 31, 2023.

Ardagh Metal Packaging S.A.’s results for the three months ended March 31, 2024 are expected to be in line with previously-issued guidance.

Ardagh expects to release its first quarter results on April 25, 2024.

Ardagh’s financial advisor is Houlihan Lokey and its legal advisor is Kirkland & Ellis LLP.

Disclaimer

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.

This press release includes forward-looking statements. These forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

The preliminary financial results as of and for the three months ended March 31, 2024 presented above have not been audited or reviewed by Ardagh’s independent auditors, nor have any procedures been performed by its independent auditors with respect thereto. Such information has been derived from management accounts, is preliminary and is subject to financial closing procedures which have not yet been completed. While Ardagh believes these preliminary results and estimates to be reasonable, its actual results could vary from these estimates and these differences could be material. As such, you should not place undue reliance on this information. This information may not be indicative of Ardagh’s performance in the remainder of the financial year or any future period.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh is John Sheehan, Chief Financial Officer.